

December 10, 2010

Mr. Marc D. Hamburg
Senior Vice President – Chief Financial Officer
Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, NE  68131

> **Re:     Berkshire Hathaway Inc.**
> **Form 10-Q for the Quarterly Period Ended September 30 2010**
> **Filed November 5, 2010**
> **File No. 001-14905**

Dear Mr. Hamburg:

We have limited our review of your filing to those issues we have addressed in our comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 5:  Investments in equity securities, page 9

1.     Your gross unrealized losses on equity securities increased from $3,047 million at December 31, 2009 to $3,484 million at September 30, 2010 while markets generally improved during this period.  Your equity securities that were in a gross unrealized loss position for at least 12 months increased from $1,864 million at December 31, 2009 to $2,507 million at September 30, 2010.  Please address the following comments:

   • Please identify for us the four issuers at both December 31, 2009 and September 30, 2010, other than Wells Fargo & Company, referenced in your disclosure related to securities that have been in a gross unrealized loss position for at least 12 months. For each individual security (in the context of ASC 320-10-35-20), including Wells

Fargo, please tell us the original cost, the gross unrealized loss and the length of time the individual security has been in a continuous loss position.

- For each individual security, please identify for us the evidence you relied upon to support a realizable value equal to or greater than the carrying value of the investment.  In your response, please identify both the positive and negative information you considered that is not already contemplated by and reflected in the quoted market price of the security and the relative significance of this information to the conclusion you reached.  For example, your disclosure indicates that you consider "the current and expected long-term business prospects of the issuer," including that "the future earnings potential and underlying business economics of these companies are favorable."  However, these factors appear to already be contemplated by and reflected in the quoted market price.

2.    Your disclosure indicates that there is $977 million in gross unrealized losses in equity securities that have been in an unrealized loss position for less than 12 months at September 30, 2010.  In order to help us evaluate your conclusion that the $977 million of gross unrealized losses are temporary, please tell us how much of this amount relates to securities in a continuous loss position for at least six months, but less than 12 months and for any significant component of that amount, please provide the analysis requested in the preceding comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding this comment.  In this regard, do not hesitate to contact me, at (202) 551-3752.

Sincerely,


Gus Rodriguez
Accounting Branch Chief